Exhibit 99.1

Blue Hat Interactive Entertainment Technology

Announces Pricing of IPO and Increases Offering Size

XIAMEN, CHINA, July 26, 2019 – via NetworkWire - Blue Hat Interactive Entertainment Technology (“Blue Hat”), a producer, developer and operator of augmented reality interactive entertainment games and toys in China, announces the pricing of its underwritten initial public offering (“IPO”) of 2,000,000 ordinary shares at a public offering price of $4 per share, before underwriting discounts and commissions. Blue Hat raised the proposed deal size from 1,800,000 shares as reflected in the original registration statement by filing an additional registration statement for the registration of additional shares to accommodate the upsizing. The offering is being conducted on a firm commitment basis. All of the ordinary shares are being offered by Blue Hat. The total expected gross proceeds of the public offering are $8,000,000, before underwriting discounts and commissions and offering expenses.

The ordinary shares have been approved for listing on The Nasdaq Capital Market and on July 26, 2019, are expected to commence trade under the ticker symbol “BHAT.” The offering is expected to close July 30, 2019, subject to customary closing conditions.

ViewTrade Securities Inc. (“ViewTrade Securities”), a global provider of brokerage, investment banking, corporate, advisory and trading platform services, is acting as the sole book-running manager and sole underwriter for the offering. Blue Hat has granted ViewTrade Securities a 45-day option to purchase up to an additional 300,000 ordinary shares at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

A registration statement on Form F-1 (File No. 333-230051), including a prospectus, which is preliminary and subject to completion, relating to the offering, was filed with the U.S. Securities and Exchange Commission (the “SEC”) and on July 25, 2019, was declared effective by the SEC, and a registration statement filed pursuant to Rule 462(b) (File No. 333-232840) which increased the number of registered shares from 2,250,000 to 2,500,000 became effective upon filing with the SEC. The offering of the ordinary shares is being made only by means of a prospectus. Copies of the final prospectus relating to the offering, when available, may be obtained on the SEC’s website (www.sec.gov) and may also be obtained from ViewTrade Securities Inc., Attention: Prospectus Department, 7280 W Palmetto Park Rd, Suite 310, Boca Raton, Florida 33433, or by email at ib@viewtrade.com. Please indicate your request for a prospectus.

Before you invest, you should read the prospectus and other documents Blue Hat has filed or will file with the SEC for more complete information about Blue Hat and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About Blue Hat Interactive Entertainment Technology

Blue Hat, headquartered in Xiamen, China, is a producer, developer and operator of augmented reality interactive entertainment games and toys, including interactive educational materials, mobile games, and toys with mobile game features. For more information, visit the company’s website at www.bluehatgroup.net.

About ViewTrade Securities Inc.

ViewTrade Securities is a U.S.-registered broker dealer providing brokerage, trading, investment banking & advisory services for U.S. retail investors and B2B to major financial institutions worldwide, including some of the largest institutions in their domestic markets. ViewTrade Securities’ Investment Banking Division offers capital raising and advisory services to growth-oriented companies both domestically and in emerging markets.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to Blue Hat’s proposed initial public offering. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed initial public offering discussed above will be completed on the terms described. Completion of the proposed initial public offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Blue Hat, including, without limitation, the failure of customary closing conditions and the risk factors and other matters set forth in the prospectus included in the registration statement in the form last filed with the U.S. Securities and Exchange Commission. Blue Hat undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contacts

Blue Hat Contact

Blue Hat Interactive Entertainment Technology

Xiaodong Chen, President, Chief Executive Officer and Director

sean@bluehatgroup.net

86-592-228-0081

Corporate Communications

Xiaoyun Zhang (张小云)

Corporate Communications

NetworkWire (NW)

New York, New York
www.NetworkNewsWire.com

212.418.1217 Office

Xiaoyun.Zhang@NetworkWire.com

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